Exhibit 19.1

Insider Trading Policy

and Standards with Respect to Confidentiality and Certain Securities Transactions

Effective as of June 12, 2023

This Insider Trading Policy requires that employees and directors (and the others listed below) of Mesa Laboratories, Inc. and its subsidiaries (the “Company”) comply with applicable laws that prohibit persons who are aware of material nonpublic information from: (i) trading or causing the trading in securities of the Company (or certain other companies having a business relationship or other association with the Company); or (ii) providing material nonpublic information to other persons. This policy also prohibits those subject to this policy at any time from entering into short sales of securities issued by the Company, entering into put or call option transactions, trading on margin or pledging Company securities, or hedging an interest in securities issued by the Company.

U.S. securities laws and the laws of other jurisdictions prohibit “insider trading.” Illegal insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to purchase or sell, or otherwise trade the Company’s securities, or to provide that information to others. The prohibitions apply to anyone who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company or other companies with which the Company has business relationships or may be negotiating transactions. Insider trading violations can also include securities trading by those who misappropriate such information. Types of insider trading cases brought by the U.S. government include:

●	Employees and directors who traded a company’s or transaction counterparty’s securities after learning of significant and confidential corporate matters;

●	Friends, business associates, family members, and other “tippees” of such directors and employees, who traded the securities after receiving such information;

●	Employees of advisors to the company who traded based on information they obtained in connection with providing services to the company; and

●	Persons who misappropriated, and took advantage of, confidential information from their employers, family, friends, and others.

The first part of the policy applies to all employees, directors, and consultants or independent contractors, as well as persons with whom you share a household, persons who are your economic dependents, and any other family members, individuals, or entities whose transactions in securities you influence, direct, or control.

The second part of the policy imposes additional trading restrictions on (i) the employees on a list maintained by the Finance Department and those who are designated from time to time as “Covered Persons” because of their position, responsibilities, or their access to material information and who are notified that they have been so designated; and (ii) Board of Directors and Section 16 officers of the Company

PART I

1.         Applicability

2.         Definitions of “Material and “Nonpublic”

3.         No Trading or Causing Trading While in Possession of Material Nonpublic Information

4.         Obligation of Confidentiality

5.         Quarterly Blackout Periods

6.         Prohibited Transactions

7.         Limited Exceptions

8.         Violations

9.         Policy Administration

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1.	Applicability

This policy applies to all employees (including officers), directors, and consultants or independent contractors, as well as members of your immediate family, persons with whom you share a household, persons that are your economic dependents, and any other individuals or entities whose transactions in securities you influence, direct or control. You are responsible for making sure that these other individuals and entities comply with this policy.

This policy applies to all trading in “Company securities”, including common stock, options, and any other securities that the Company may issue such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company, and all types trading and transferring securities including buying, selling, and (subject to Section 7(c) below) gifts. This policy also applies to trading in securities issued by other companies that have a business relationship or other association with the Company.

You are expected to comply with this policy until such time as you are no longer affiliated with the Company and you no longer possess any material nonpublic information subject to this policy. If you are aware of material nonpublic information at the time your employment with the Company ends, you may not trade in Company securities until the information is no longer material (if you are not sure, three months after your departure) or until two businesses days after the information has become public.

2.	Definitions of “Material” and “Nonpublic”

(a)

Material.  Information should be regarded as “material” if a reasonable investor would consider it important in deciding whether to buy, sell, or hold the security, or would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security, or the information would likely affect the market price of a security. Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. Some examples of information that could be considered material include:

●	significant mergers or acquisitions

●	securities offerings

●	material changes in financial results

●	significant changes in the Company’s businesses or prospects

●	significant write-downs in assets or increases in reserves

●	marked changes in liquidity or non-compliance with financing agreements

●	significant cybersecurity incidents or breaches

●	changes in dividends

●	tender offers or recapitalizations

●	major changes in senior management

●	developments regarding significant litigation or government agency investigations

There is no bright line test for determining whether particular information is material. Such a determination depends on the facts and circumstances unique to each situation. Regulators, courts, the public, and the media will view the information with the benefit of hindsight in determining whether the information was material.  When in doubt about whether particular information is material, you should presume it is material.

(b) Nonpublic. Insider trading prohibitions come into play when you possess information that is material and “nonpublic.” To be “public” the information must have been disseminated in a manner designed to reach investors broadly (often by press release or SEC filing), and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until after the close of trading on Nasdaq on the second trading day after public disclosure before you can treat the information as public.

The fact that information has been disclosed to a few people outside of the Company does not make it public. In addition, nonpublic information may include:

(i)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; or

(ii)

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

(c)         Individual Responsibility. If you are not sure whether information is considered either material or public, you should either assume that the information is material or nonpublic and treat it as confidential or consult with the compliance officer (defined below).

The responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company or any employee who is authorized to and takes part in administering this policy on behalf of the Company does not in any way constitute personal legal advice or advice on whether or not to engage in any transaction or communicate any information, nor does it insulate an individual from liability under applicable securities laws.

3.         No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a)

If you know any material nonpublic information about the Company at any time, you may not communicate that information to (“tip”) any other person, including family members and friends, those who do not need-to-know within the Company, or otherwise disclose such information.

(b)

You may not purchase, sell, trade, tip, or recommend the purchase or sale of (or cause the purchase or sale of securities by others) any Company securities while in possession of material nonpublic information about the Company.

(c)

You may not purchase, sell, trade, tip, or recommend the purchase or sale of (or cause the purchase or sale of securities by others) the securities of any other company while in possession of material nonpublic information about that company that was obtained in the course of your involvement with the Company (or cause the purchase or sale of securities by others).

4.         Obligation of Confidentiality

Material nonpublic information must be held in strict confidence. This includes material nonpublic information regarding the Company as well as material nonpublic information regarding another company learned through your work at the Company. Material nonpublic information may only be disclosed on a need-to-know basis both within the Company and outside of the Company. If you have a question as to whether anyone needs to know the information, ask your manager or the compliance officer.

5.         Quarterly Blackout Periods

Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the 16th day of the last month of each fiscal quarter and ending at the close of the second full trading day following the date the Company’s financial results are publicly disclosed.

6.         Prohibited Transactions

The following transactions in Company securities are prohibited at any time:

(a) Short sales. You may not sell the Company’s securities short.

(b) Options trading. You may not buy or sell puts or calls or other derivative securities on the Company’s securities.

(c) Trading on margin or pledging. You may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.

(d) Hedging. You may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

7.          Limited Exceptions

(a) Exercise of stock options for cash. This policy does not apply to exercising stock options granted under the Company’s equity incentive plan for cash and holding the common stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this policy (including a broker-assisted cashless exercise of an option or any other sale for the purpose of generating the cash needed to pay the exercise price or tax withholding of an option).

(b) Restricted stock units and performance share units– vesting. The sale on behalf of any employee who is not a Covered Person by a broker designated by the Company upon the vesting of restricted stock units or similar awards granted under the Company’s equity incentive plan of a number of shares necessary to satisfy the employee’s tax withholding obligations (i.e., “sell-to-cover”) in a manner permitted by the applicable equity award agreement or the Company plan pursuant to which the RSU or similar award was granted is permitted.

To facilitate compliance with this policy, as long as permitted by the applicable equity agreement or Company plan, (i) all tax withholding obligations of any employee who is not a Covered Person shall be satisfied by sell-to-cover, and (ii) all tax withholding obligations of any Covered Person shall be satisfied by net settlement during blackout periods and sell-to-cover during open periods.

(c) Bona fide gifts. Bona fide gifts are not subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the gifted securities while the person making the gift is aware of material nonpublic information. If a person covered by this policy wishes to make a gift of Company securities at a time when he or she is in possession of material, non-public information and he or she has reason to believe that the recipient intends to sell the securities, that gift will be considered a transaction subject to this policy, and blackout period restrictions and pre-clearance procedures will apply. If a gift is made to a charitable organization, the donor should presume that the organization will sell the securities immediately. Accordingly, a gift to a charitable organization should not be made while the donee is in possession of material non-public information, unless the organization commits not to sell the gifted securities for a period of time sufficient to ensure that the information will not be material by the time the sale occurs.

(d) Pursuant to an approved 10b5-1 plan. This policy does not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that:

(i) is approved and is implemented in an open period and is not effective until after the next quarterly blackout period ends (and is effective no earlier than 30 days from the implementation date);

(ii) was entered into in good faith by the individual at a time when the individual was not in possession of material nonpublic information about the Company; and

(iii) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the individual, so long as such third party does not possess any material nonpublic information about the Company, or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

The Company has the right, at any time, to suspend any previously approved trading plans. A proposed 10b5-1 Plan must be approved in writing by the CFO before it is entered into.

8.          Violations

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company, and its management and supervisory personnel. Even for violations that result in a small or no profit, the SEC can seek penalties from a company or its management and supervisory personnel as control persons.

(b) Company-Imposed Penalties. Employees who violate this policy may be subject to disciplinary action by the Company, including dismissal for cause.

9.         Policy Administration

(a)         Blackout Assessment Team. The Company has appointed the Chief Financial Officer and Corporate Controller as the “blackout assessment team” for this policy. Each may act in the absence of the other if the other is not available. The duties of the blackout assessment team include:

(i)	Determining when to impose special blackout periods;

(ii)	Determining who are Covered Persons;

(iii)	Considering any requested waivers or amendments to this policy.

(b) Chief Financial Officer. The CFO shall:

(i)         Pre-clear all trading in securities of the Company by Covered Persons; and

(ii)         Approve Rule 10b5-1 plans.

(c) Compliance Officer. The General Counsel is the “compliance officer” for this Policy. If the Company does not have a General Counsel then the CFO and Corporate Controller will work with external legal counsel to fulfill the obligations for the compliance officer. The duties of the compliance officer include:

(i) Proposing amendments to this policy as necessary to remain up-to-date with insider trading laws;

(ii) Interpreting this policy and responding to inquiries about this policy; and

(iii) Addressing issues under this policy, including violations, through consultation with other members of the Company’s senior management, and as appropriate, the Audit Committee of the Board of Directors or the Company’s outside counsel.

PART II Applicable to Covered Persons Only 1. Pre-Clearance of Securities Transactions 2. Additional Blackout Periods 3. Section 16 and Rule 144

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1.         Pre-Clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during an open trading window, without first pre-clearing all transactions in the Company’s securities.

(b) No Covered Persons may, directly or indirectly, purchase or sell (or otherwise make any transfer or gift) any Company security at any time without first obtaining prior approval from the Chief Financial Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children, and to transactions by other individuals or entities over which such Covered Person exercises control.

(c) The date each request is received and the date and time each request is approved or disapproved shall be recorded.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Persons should be instructed to send duplicate confirmations of all such transactions to the blackout assessment team.

2.          Additional Blackout Periods. From time to time, information regarding the Company that may be material nonpublic information may be pending and not publicly disclosed. In addition to quarterly blackout periods, while such possible material nonpublic information is pending, the blackout assessment team may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

3.         Section 16 and Rule 144. All Section 16 officers and members of the Board of Directors are required to comply with Rule 144 and Section 16 of the Securities and Exchange Act of 1934, and related rules and regulations, which set forth reporting obligations as well as limitations on “short swing” transactions. The Company has the right to recover any profits from any non-exempt purchase and sale or non-exempt sale and purchase of the Company’s securities within any period of less than six months.

4.          Pursuant to an approved 10b5-1 plan. This policy does not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that:

(i) is approved and is implemented in an open period and is not effective until at least 90 days after the plan’s adoption or, if later, “two business days following the disclosure of the Company’s financial results” in a 10Q or 10-K, up to 120 days after adoption;

(ii) was entered into in good faith by the individual at a time when the individual was not in possession of material nonpublic information about the Company; and

(iii) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the individual, so long as such third party does not possess any material nonpublic information about the Company, or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

The Company has the right, at any time, to suspend any previously approved trading plans. A proposed 10b5-1 Plan must be approved in writing by the CFO before it is entered into.